Exhibit 99.1

Tarena International, Inc. Announces Unaudited First Half Fiscal Year 2019 Results

First Half Year 2019 Net Revenues up by 3.3% Year-Over-Year

First Half 2019 Student Enrollment in adult education down by 4.8% Year-Over-Year

First Half 2019 Student Enrollment in K-12 education up by 214.0% Year-Over-Year

BEIJING, May 1, 2020 /PRNewswire/ -- Tarena International, Inc. (NASDAQ: TEDU) ("Tarena" or the "Company"), a leading provider of professional education services in China, today announced its unaudited financial results for the six months ended June 30, 2019.

First Half Fiscal Year 2019 Highlights

•	Net revenues increased by 3.3% year-over-year to RMB882. 6 million (US$128.6 million), from RMB854.2 million in the same period in 2018.

•	Gross profit decreased by 30.4% year-over-year to RMB312.8 million (US$45.6 million), from RMB449.2 million in the same period in 2018.

•	Operating loss was RMB646.9 million (US$94.2 million), compared to an operating loss of RMB345.9 million in the same period in 2018.

•	Net loss was RMB625.1 million (US$91.1 million), compared to a net loss of RMB338.0 million in the same period in 2018.

•	Basic and diluted loss per American Depositary Share ("ADS") was RMB11.36 (US$1.65).

•	Cash, cash equivalents, time deposits, including current and non-current, and restricted cash totaled RMB728.7 million (US$106.1 million) as of June 30, 2019, compared to a balance of RMB704.8 million as of December 31, 2018.

•	Deferred revenue totaled RMB1,398.4 million (US$203.7 million) as of June 30, 2019, compared to a balance of RMB830.0 million as of December 31, 2018, representing an increase of 68.5%.

•	Total student enrollments in adult education in the first half of 2019 decreased by 4.8% year-over-year to approximately 62,900.

•	Total number of learning centers in adult education decreased to 142 as of June 30, 2019, from 180 as of December 31, 2018.

•	Total student enrollments in K-12 education in the first half of 2019 increased by 214.0% year-over-year to approximately 58,400.

•	Total number of learning centers in K-12 education increased to 177 as of June 30, 2019, from 148 as of December 31, 2018.

The Company’s Interim Financial Statements are prepared and presented in accordance with U.S. GAAP. However, the Interim Financial Statements have not been audited or reviewed by the Company’s independent registered accounting firm.

About Tarena International, Inc.

Tarena is a leading provider of professional education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers professional education courses in IT and non-IT subjects. Tarena also offers K-12 education programs. Its professional education courses provide students with practical skills to prepare them for jobs in industries with significant growth potential and strong hiring demand.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data and per share data)

	As of
	June 30,	December 31,
	2019	2018
	Unaudited
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	569,498	530,984
Time deposits	158,660	158,585
Restricted cash	-	14,700
Accounts receivable, net of allowance for doubtful accounts	36,217	39,901
Amounts due from a related party	16,448	9,938
Prepaid expenses and other current assets	201,992	171,466
Total current assets	982,815	925,574
Time deposits-non current	523	517
Accounts receivable, net of allowance for doubtful accounts-non current	19,357	12,157
Amounts due from a related party	6,500	6,500
Property and equipment, net	594,553	626,068
Intangible assets, net	21,157	19,046
Goodwill	52,782	52,782
Right-of-use assets	617,356	-
Long-term investments	69,651	59,651
Deferred income tax assets	66,811	53,752
Other non-current assets	114,350	122,000
Total assets	2,545,855	1,878,047

LIABILITIES AND EQUITY

Current liabilities:
Short-term bank loan	-	13,726
Accounts payable	48,741	18,529
Amounts due to related parties	-	872
Income taxes payable	66,644	71,847
Deferred revenue	1,398,388	830,019
Accrued expenses and other current liabilities	448,004	365,428
Operating lease liabilities - current	301,166	-
Total current liabilities	2,262,943	1,300,421
Operating lease liabilities – non-current	296,262	-
Other non-current liabilities	5,825	5,983
Total liabilities	2,565,030	1,306,404

Commitments and contingencies	—	—

Shareholders’ equity:
Class A ordinary shares	331	331
Class B ordinary shares	74	74
Treasury stock	(457,169)	(457,169)
Additional paid-in capital	1,247,392	1,222,072
Accumulated other comprehensive income	58,745	50,472
Accumulated deficit	(867,217)	(243,162)
Total equity attributable to Tarena International, Inc.	(17,844)	572,618
Non-controlling interest	(1,331)	(975)
Total liabilities and equity	2,545,855	1,878,047

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands, except share data and per share data)

	For the Six Months Ended June 30,
	2019	2018
	Unaudited	Unaudited
	RMB	RMB
Net revenues	882,613	854,182
Cost of revenues	(569,851)	(404,978)
Gross profit	312,762	449,204
Selling and marketing expenses	(576,038)	(467,489)
General and administrative expenses	(294,670)	(244,594)
Research and development expenses	(88,952)	(83,003)
Operating loss	(646,898)	(345,882)
Interest income	9,427	14,949
Other (loss) income	(483)	707
Foreign currency exchange income	1,106	1,032
Loss before income taxes	(636,848)	(329,194)
Income tax benefit (expense)	11,737	(8,835)
Net loss	(625,111)	(338,029)
Less: Net loss attributable to non-controlling interests	(1,056)	(782)
Net loss attributable to Class A and Class B ordinary shareholders	(624,055)	(337,247)

Net loss per Class A and Class B ordinary share:
Basic	(11.36)	(5.99)
Diluted	(11.36)	(5.99)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	54,929,910	56,277,694
Diluted	54,929,910	56,277,694

Net loss	(625,111)	(338,029)
Other comprehensive income
Foreign currency translation adjustment, net of nil income taxes	8,273	14,415
Comprehensive loss	(616,838)	(323,614)